
April 29, 2022

David Bryant
Chief Financial Officer
ACRES Commercial Realty Corp.
390 RXR Plaza
Uniondale, NY 11556

      Re: ACRES Commercial Realty Corp.
         Form 10-K for fiscal year ended December 31, 2021
         Filed March 9, 2022
         File No. 001-32733

Dear Mr. Bryant:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings, page 62

1.   We note your disclosure of non-GAAP financial measures of Core Earnings and Core Earnings per common share - diluted, which include adjustments for various realized and unrealized gains (losses) and provision for (reversal of) CRE credit losses. In light of these and other reconciling items, please tell us how you determined it was appropriate to title these measures as Core Earnings and Core Earnings per common share - diluted. Further, given your response dated December 15, 2017 and consistent with other mortgage REITs, tell us whether you continue to use these measures as distributable earnings metrics; if so, revise your filing to disclose that purpose.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar, Accounting Branch Chief at 202.551.3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction